Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 9, 2017

Supplementing the Preliminary Prospectus Supplement, dated March 9, 2017

Registration No. 333-202769

Pricing Term Sheet

March 9, 2017

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated March 9, 2017, relating to these securities (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Other information presented in the Preliminary Prospectus Supplement, including financial information, is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Vulcan Materials Company

3.900% Notes due 2027

Issuer:	Vulcan Materials Company

Title of Security:	3.900% Notes due 2027

Ratings (Moody’s / S&P / Fitch)*	Baa3 (Stable) / BBB (Stable) / BBB- (Stable)

Principal Amount:	$350,000,000

Coupon:	3.900%

Yield to Maturity:	3.948%

Benchmark Treasury:	2.25% due February 15, 2027

Spread to Benchmark Treasury:	+135 bps

Price to Public:	99.603% plus accrued interest, if any, from March 14, 2017

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2017

Record Dates:	March 15 and September 15

Trade Date:	March 9, 2017

Settlement Date:	March 14, 2017 (T+3)

Maturity Date:	April 1, 2027

Optional Redemption:

Make-Whole Call:	At any time prior to the date that is three months prior to the maturity date (the “par call date”), the greater of par and make-whole that would be due if such notes matured on the par call date at the Treasury Rate plus 25 basis points

Par Call:	At any time on or after January 1, 2027, at par

CUSIP / ISIN:	929160 AT6 / US929160AT60

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Regions Securities LLC FTN Financial Securities Corp. Synovus Securities Inc. The Williams Capital Group, L.P.

Denominations:	$2,000 and integral multiples of $1,000

Form of Offering:	SEC Registered

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and the related Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.

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